Exhibit 2.1
PURCHASE AND SALE AGREEMENT
Dated November 24, 2010
Effective as of December 1, 2010
by and between
Luff Exploration Company and the other
Selling Parties signatories hereto and the other Selling Parties identified on Annex I hereto
Seller
and
Oasis Petroleum North America LLC
Buyer

i

(continued)

(continued)
Annex, Exhibits and Schedules

Annex I	Selling Parties

Exhibit “A”	Leases
Exhibit “A-1”	Fee Mineral Sellers and Fee Mineral Interests
Exhibit “A-2 ”	Equipment
Exhibit “B”	Wells, Units, Working Interest, Net Revenue Interest and Allocated Values

Exhibit “B-1”	Undeveloped Lands
Exhibit “C”	Contracts
Exhibit “D”	Assignment, Conveyance and Bill of Sale
Exhibit “D-1”	Form of Quitclaim Mineral Deed
Exhibit “D-2 ”	Form of Assignment and Bill of Sale (Contracts, Equipment and Records)

Exhibit “E”	Indemnification Procedures

Schedule “2 ”	Bowman Interests
Schedule “2-A”	Bowman Transferees
Schedule “2-B”	Bowman 1031 Subject Properties

(continued)

Schedule “4(e)”	Imbalances
Schedule “4(f)”	Taxes
Schedule “4(i)”	Litigation
Schedule “4(q)”	Governmental Authorizations
Schedule “4(r)”	Consents and Preferential Rights
Schedule “4(t)”	Capital Commitments
Schedule “4(u)”	Non-consent Payout Balances

PURCHASE AND SALE AGREEMENT
     This PURCHASE and SALE AGREEMENT ( the “Agreement”) is made this 24th day of November, 2010, to be effective as of the Effective Date (as defined below), by and between Luff Exploration Company, a corporation formed under the laws of the state of Colorado (“Luff”), the other parties listed on the signature pages of this Agreement and the other parties identified on Annex I hereto (Luff and all such other parties are herein, individually referred to as a “Selling Party” and collectively as “Seller”. Less than all parties comprising Seller that include more than one Selling Party are sometimes referred to herein as “Selling Parties”), and Oasis Petroleum North America LLC, a limited liability company formed under the laws of the state of Delaware (“Buyer”). Buyer and Seller may be collectively referred to herein as the “Parties” and individually as a “Party.”
RECITALS
     A. WHEREAS, Seller owns certain oil and gas properties described herein and desires to sell such properties; and
     B. WHEREAS, Buyer desires to purchase such properties.
     NOW, THEREFORE, in consideration of their mutual promises contained herein, Buyer and Seller agree to the purchase and sale of the oil and gas properties described below, in accordance with the following terms and conditions:
AGREEMENT
     1. Purchase and Sale.
     (a) Property Being Sold. Subject to the terms and conditions of this Agreement, Seller agrees to sell and convey and Buyer agrees to purchase and accept the Subject Property for the Purchase Price as defined hereinafter. Except as set forth in Section 1(b) below, the term “Subject Property” or, where the context so requires, “Subject Properties,” shall mean:
     (i) Leaseholds. All of Seller’s right, title and interest in and to (i) the oil and gas leases described in Exhibit “A” and (ii) except for the Reserved Interests (hereinafter defined) any oil and gas leases, oil, gas and mineral leases, mineral fee interests, other fee interests, royalty interests, overriding royalty interests, net profits interests and other leasehold interests, extensions, renewals or amendments to any oil, gas and mineral leases to the extent same cover any Restricted Lands (hereinafter defined) acquired by Seller after the Closing Date and prior to the second anniversary date of the Closing Date (such interests described in clauses (i) and (ii) being hereinafter referred to as the “Leases”), together with each and every kind and character of right, title, claim and interest that Seller has in and to the Leases, the lands covered by the Leases or the lands pooled, unitized, communitized or consolidated therewith (the “Lands”);

     (ii) Rights in Production. All of Seller’s right, title and interest in and to all reversionary interests, backin interests, overriding royalties, production payments, net profits interests, royalty interests in production of oil, gas or other minerals relating to the Leases or Lands (the “Production Rights”);
     (iii) Fee Interests. All right, title and interest of the Selling Parties listed on Exhibit “A-1” (said Selling Parties, the “Fee Mineral Sellers”) in and to the fee royalty and fee mineral interests described in Exhibit “A-1” insofar and only insofar as to the Fee Mineral Sellers and their mineral interests described on Exhibit “A-1” hereto (the “Fee Interests”);
     (iv) Wells. All of Seller’s right, title and interest in and to producing, non-producing and shut-in oil and gas wells and saltwater disposal or injection wells located on the Leases that are described on Exhibit “B” (hereinafter “Wells”);
     (v) Units. All of Seller’s right, title and interest in or to any pooled units or units which include any Lands or all or a part of any Leases or any Wells, including those pooled units or units shown on Exhibit “B” (the “Units”, and together with the Leases, Lands, Production Rights and Wells, the “Properties”, and individually, a “Property”) and all interest of Seller in production from any such Unit, whether such Unit production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;
     (vi) Contract Rights. All of Seller’s right, title and interest in or derived from unit agreements, orders and decisions of regulatory authorities establishing or relating to units, unit operating agreements, operating agreements, gas purchase agreements, oil purchase agreements, gathering agreements, transportation agreements, processing or treating agreements, participation agreements, water rights agreements, joint development agreements, exploration agreements, area of mutual interest agreements, farmout agreements and farmin agreements and any other agreements described in Exhibit “C”, which relate to the Properties to the extent such contracts are (a) assignable without causing the termination thereof (hereinafter the “Contracts”) and (b) are currently in force and effect, provided that Contracts shall exclude any master service agreements;
     (vii) Easements. All of Seller’s right, title and interest in and to all rights-of-way, easements, licenses, and servitudes appurtenant to or used in connection with the Properties (hereinafter “Easements”);
     (viii) Permits. All of Seller’s right, title and interest in and to all permits and licenses of any nature owned, held or operated in connection with operations for the exploration and production of oil, gas or other minerals to the extent the same are used or obtained in connection with any of the Properties or Easements (hereinafter “Permits”);

     (ix) Equipment. All of Seller’s right, title and interest in and to all personal property, surface equipment, down-hole equipment and pipelines, fixtures, improvements, buildings and inventory used, held for use or obtained in connection with the Properties, Easements or Permits, including without limitation the equipment and other property set forth on Exhibit “A-2”;
     (x) Hydrocarbons. All hydrocarbons produced from or attributable to the Properties from and after the Effective Time; and all hydrocarbon inventories from or attributable to the Leases, Lands, and Wells in storage at the Effective Time; and
     (xi) Records. All lease files; land files; well files; gas and oil sales contract files; gas processing files; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; engineering data and reports; seismic, geological and geophysical data, and rights owned by Seller, whether or not subject to a license with a third party; and files and all other books, records, data, files, maps and accounting records related primarily to the Subject Property, or used or held for use primarily in connection with the maintenance or operation thereof, but excluding (i) any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted by third-party agreement or applicable Law and the necessary consents to transfer are not obtained, or subjected to payment of a fee or other consideration by any license agreement or other agreement with a person or entity other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable; (ii) computer software; (iii) work product of Seller’s legal counsel (other than title opinions); (iv) records relating to the negotiation and consummation of the sale of the Subject Property; and (v) Seller’s reserve studies, estimates and evaluations (subject to such exclusions, the “Records”); provided, however, that Seller may retain the originals of such Records as Seller has determined may be required for litigation, Tax, accounting, and auditing purposes and provide Buyer with copies thereof.
     (b) Property Not Being Sold. The term “Subject Property” or, as the context requires, “Subject Properties,” shall not include any of the following (collectively, the “Excluded Properties”):
     (i) Receivables. All trade credits, accounts receivable, notes receivables and other receivables attributable to Seller’s interests in the Subject Properties with respect to any period prior to the Effective Date;
     (ii) Claims and Causes of Action. All claims and causes of action of Seller arising from breaches, acts, omissions or events or damage to or destruction of property occurring prior to the Effective Date, except to the extent relating to liabilities assumed by Buyer hereunder;

     (iii) Geophysical Data. All of Seller’s seismic, geophysical, geological, geochemical and other geotechnical information and data not specifically transferred or licensed to Buyer;
     (iv) Electronic Data. All of Seller’s electronic mapping data and digital images of documents.
     (v) Excluded or Reassigned Subject Properties. Subject Property that is excluded and retained by Seller or reassigned to Seller in connection with Title Defects or Environmental Defects pursuant to Section 6 or Section 7.
     (vi) Vehicles. Cars, trucks and similar vehicles used or held for use on the Subject Property.
     2. Purchase Price. Buyer agrees to pay to Seller for the Subject Property the sum, adjusted in accordance with the terms of this Agreement, of Twenty Six Million Five Hundred Thousand Dollars ($26,500,000.00), plus the assignment and conveyance by Buyer to those Selling Parties set forth on Schedule 2-A (the “Bowman Transferees”) of all of Buyer’s right, title and interest in and to wells located in Bowman County, North Dakota described in Schedule 2 attached hereto (and the oil gas and mineral leases to which production from such wells is attributable) (the “Bowman Interests”), which Bowman Interests the Parties have agreed shall have an allocated value of Three and One-Half Million Dollars ($3,500,000) (collectively, the “Purchase Price”). The cash portion of the Purchase Price shall be payable at Closing to Seller in immediately available funds, as adjusted pursuant to Section 10(a). At Closing, Buyer shall assign, effective as of the Effective Date, without any representation or warranty except a special warranty of title, to the Bowman Transferees in the proportions set forth on Schedule 2-A, using a form of assignment in substantially the same form as the Assignment (as defined below), the Bowman Interests. The Bowman Transferees acknowledge and agree that the transfer of the Bowman Interests to the Bowman Transferees by Oasis qualifies as a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, with respect to those properties and a like amount of producing properties transferred by the Bowman Transferees to Oasis pursuant to this Agreement. Oasis and the Bowman Transferees agree to cooperate with respect to such exchange. Schedule 2-B lists the portion of the Subject Properties designated as being transferred by the Bowman Transferees to Oasis in the Internal Revenue Code Section 1031 like-kind exchange.
     3. Effective Date and Closing. The conveyance of the Subject Property to Buyer (and of the Bowman Interests to the Bowman Transferees) shall be effective as of December 1, 2010 at 7:00 a.m. where the Subject Properties are located (the “Effective Date”), but record title and possession thereof shall be delivered at the “Closing”, which shall take place on or before December 10, 2010 (the “Closing Date”) unless extended by agreement of the Parties.
     4. Representations and Warranties of Seller. Seller represents and warrants to Buyer as of the date hereof, as follows:
     (a) Authority. Each Selling Party, other than a Selling Party who is an individual (whether acting in an individual or representative capacity), is a corporation or limited liability company duly organized or formed and in good standing under the laws its state of organization or formation as set forth on Annex I, is duly qualified and in good standing to carry on its business in the state where the Subject Properties are located, and has all the requisite power and authority to enter into, deliver and perform this Agreement (and all other agreements to be executed and delivered by it pursuant to this Agreement) and carry out the transactions contemplated under this Agreement. To the extent a Selling Party is an individual acting in a representative capacity, he or she is duly authorized and has all requisite power and authority to enter into, deliver and perform this Agreement (and all other agreements to be executed and delivered by it pursuant to this Agreement) and carry out the transactions contemplated under this Agreement. Each Selling Party who is an individual is legally competent by age or otherwise to enter into, execute and bind himself or herself to, this Agreement (and all other agreements to be executed and delivered by him or her pursuant to this Agreement) and to perform the transactions contemplated hereby for such an individual to perform.
     (b) Valid Agreement. This Agreement constitutes the legal, valid and binding Agreement of Seller. At the Closing, all instruments required hereunder to be executed and delivered by Seller shall be duly executed and delivered to Buyer and shall constitute legal, valid and binding obligations of Seller. The execution and delivery by Seller of this Agreement, the consummation of the transactions set forth herein and the performance by Seller of Seller’s obligations hereunder have been duly and validly authorized by all requisite corporate action on the part of Seller and will not violate, conflict with or result in any violation or breach of any provision of (i) any agreement, contract, mortgage, lease, license or other instrument to which Seller or the Subject Property is a party or by which Seller or the Subject Property is bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to Seller or Subject Property, or (iii) any law, statute, decree, rule or regulation of any jurisdiction in the United States to which Seller or the Subject Property is subject.
     (c) Authorization. This Agreement has been duly authorized, executed and delivered by Seller. All instruments required to be delivered by Seller at the Closing shall be duly authorized, executed and delivered by Seller. This Agreement and all documents executed by Seller in connection with this Agreement shall constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect, as well as general principles of equity.
     (d) Leases. To Seller’s best knowledge, the Leases are in full force and effect and are valid and subsisting documents covering the entire estates which they purport to cover; and all royalties, rentals and other payments due under the Leases have been fully, properly and timely paid. Seller will use its commercially reasonable efforts to take all action necessary to keep the Leases in force and effect until the Closing.
     (e) Prepayments and Wellhead Imbalances. Seller is not obligated, by virtue of a production payment, prepayment arrangement under any contract for the sale of hydrocarbons and containing a “take or pay”, advance payment or similar provision, gas balancing agreement or any other arrangement to deliver hydrocarbons produced from the Subject Property at any time after the Effective Date without then or thereafter receiving full payment therefor. Schedule 4(e) accurately sets forth all of Seller’s pipeline and production imbalances and penalties as of the Effective Time arising with respect to the Subject Property.
     (f) Taxes.
     (i) All due and payable ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Subject Property, which become due prior to the Closing Date for any periods prior to the Effective Date, have been properly paid.
     (ii) With respect to all taxes related to the Subject Property, Seller warrants and represents (a) all reports, returns, statements (including estimated reports, returns or statements), and other similar filings (the “Tax Returns”) relating to the Subject Property required to be filed on or before the Closing Date by Seller with respect to any taxes, have been or will be timely filed with the appropriate governmental body in all jurisdictions in which such Tax Returns are required to be filed; and (b) such Tax Returns are true and correct in all material respects, and all taxes reported on such Tax Returns have been paid.
     (iii) With respect to all taxes related to the Subject Property, except as set forth on Schedule 4(f), Seller further warrants and represents (a) there are not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any tax; (b) there are no administrative proceedings or lawsuits pending against the Subject Property or Seller by any taxing authority; (c) there are no tax liens on any of the Subject Property except for liens for taxes not yet due; and (d) there is no tax partnership agreement of or binding upon Seller affecting any of the Subject Properties.
     (g) Brokers. Seller has incurred no obligation or liability, contingent or otherwise for brokers’ or finders’ fees with respect for this transaction for which Buyer shall have any obligation or liability.
     (h) Maintenance of Interests. Seller has maintained and will continue from date of this Agreement until the Closing, to maintain and operate the Subject Property in a reasonable and prudent manner, in full compliance with applicable law and orders of any governmental authority, to maintain insurance and bonds now in force with respect to the Subject Property, to pay when due all costs and expenses coming due and payable in connection with the Subject Property, and to perform all of the covenants and conditions contained in the Leases and all related agreements.
     (i) Suits and Claims. No suit, action, claim, or other proceeding is now pending or, to Seller’s knowledge, threatened before any court, governmental agency against the Subject Property, and Seller shall promptly notify Buyer of any such proceeding which arises or is threatened prior to the Closing. Seller has no knowledge of any facts or circumstances from which a claim against Seller (or to which the Subject Property would be subject) could reasonably be expected to arise, except as set forth on Schedule 4(i).
     (j) Access. To the same extent Seller has such right, at all times prior to the Closing, Buyer and the employees and agents of Buyer shall have access to the Subject Property at Buyer’s sole risk, cost and expense at all reasonable times, and shall have the right to conduct equipment inspections, environmental audits, and any other investigation of the Subject Property on one day’s prior notice to Seller and upon agreement with Seller as to time and place of such actions.
     (k) Environmental Matters. To Seller’s best knowledge, Seller is not in material violation of any Environmental Laws (as defined below) applicable to the Subject Properties, or any material limitations, restrictions, conditions, standards, obligations or timetables contained in any Environmental Laws. To Seller’s best knowledge, there is no condition or discharge of hazardous materials on or attributable to the Subject Property that requires (or will require solely with the passage of time) remediation under Environmental Laws. No notice or action alleging such violation is pending or, to Seller’s knowledge, threatened against the Subject Property.
     (l) Obligation to Close. Seller shall take or cause to be taken all actions necessary or advisable to consummate the transactions contemplated by this Agreement and to assure that as of the Closing it will not be under any material, corporate, legal, governmental or contractual restriction that would prohibit or delay the timely consummation of such transactions.
     (m) No Third Party Options. There are no existing agreements, options, or commitments with, of or to any person to acquire the Subject Property.
     (n) Existing Condition. Seller has and will continue to operate the Subject Property in the ordinary course of business and in substantially the same manner as it was operated prior to the Effective Date. There have been no material adverse changes in the condition of the Subject Property from the Effective Date to the Closing Date.
     (o) Condemnation. To Seller’s knowledge, there is no actual or threatened taking (whether permanent, temporary, whole or partial) of any part of the Subject Property by reason of condemnation or the threat of condemnation.
     (p) Bankruptcy. There are no bankruptcy, reorganization, or similar arrangement proceedings pending, being contemplated by or, to Seller’s knowledge, threatened against Seller.
     (q) Governmental Authorizations. Except as disclosed on Schedule 4(q), Seller, and to Seller’s knowledge any Third Party Operator, has obtained and is maintaining all federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the operation of the Subject Property operated by such person as currently operated. Except as disclosed in Schedule 4(q), (i) Seller, and to Seller’s knowledge any Third Party Operator, has operated the Subject Property operated by it in accordance with the conditions and provisions of such Governmental Authorizations, and (ii) no notices of violation have been received by Seller, and no proceedings are pending or, to Seller’s knowledge, threatened in writing that might result in any modification, revocation, termination or suspension of any such Governmental Authorizations or which would require any corrective or remediation action by Seller. For purposes hereof, “Third Party Operator” means any third party that operates any of the Subject Property.
     (r) Consents and Preference Rights. Except as set forth on Schedule 4(r), none of the Subject Property, or any portion thereof, is subject to any (i) third party preferential rights to purchase or similar third party rights, or (ii) restrictions on assignment or required third-party consents to assignment, except for governmental consents and approvals of assignments that are customarily obtained after Closing.
     (s) Contracts. Other than the Leases, Units and Fee Interests and the chain of title documents thereto that are recorded in the public records in the chain of title to the Subject Properties, Exhibit “C” lists all of the contracts and agreements to which the Subject Properties are bound or to which Buyer or any of the Subject Properties will be bound as of the Closing. Seller is not and, to Seller’s knowledge, no other party is, in material default under any Contract except as disclosed on Exhibit “C”.
     (t) Capital Commitments. As of the date of this Agreement, there is no individual outstanding authority for expenditure which is binding on the Subject Property the value of which Seller reasonably anticipates exceeds Twenty-Five Thousand dollars ($25,000) to Seller’s interests participating in the operation covered by such authority for expenditure, other than those shown on Schedule 4(t) hereto.
     (u) Non-Consent. Except as set forth on Schedule 4(u), Seller has not elected not to participate in any operation or activity proposed with respect to the Subject Property which could result in any of Seller’s interest in such Subject Property becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity. Schedule 4(u) contains a complete and accurate list of the status of any payout balances for each Subject Property which is subject to a reversion or other adjustment at any level of cost recovery or hydrocarbon production from or attributable to such Subject Property, as of the dates shown on such schedule with respect to each Subject Property.
     (v) Hedges. There are no futures, options, swaps, or other derivatives with respect to the sale of hydrocarbons from the Subject Property that are currently binding on the Subject Property or will be binding on the Subject Property after Closing.
     5. Representations and Warranties of Buyer. Except for the necessity of, and subject to obtaining the approval of the board of directors of Buyer (provided, if and when such approval has been obtained this exception shall no longer be applicable), Buyer represents and warrants to Seller as of the date hereof, as follows:

     (a) Corporate Authority. Buyer is a limited liability company duly organized and in good standing under the laws of the State of Delaware, is duly qualified and in good standing to carry on its business in the state where the Subject Property is located, and has all the requisite power and authority to enter into and perform this Agreement and carry out the transactions contemplated under this Agreement.
     (b) Valid Agreement. This Agreement constitutes the legal, valid and binding Agreement of Buyer. At the Closing, all instruments required hereunder to be executed and delivered by Buyer shall be duly executed and delivered by Buyer and shall constitute legal, valid and binding obligations of Buyer. Buyer shall convey to the Bowman Transferees the Bowman Interests, effective as of the Effective Date, without any representation or warranty except a special warranty of title. The execution and delivery by Buyer of this Agreement, the consummation of the transactions set forth herein and the performance by Buyer of Buyer’s obligations hereunder have been duly and validly authorized by all requisite corporate action on the part of Buyer and will not conflict with or result in any violation of any provision of (i) any agreement, contract, mortgage, lease, license or other instrument to which Buyer is a party or by which Buyer is bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to Buyer, or (iii) any law, statute, decree, rule or regulation of any jurisdiction in the United States to which Buyer is subject.
     (c) Independent Evaluation. Buyer is an experienced and knowledgeable investor in the oil and gas business. Except for the representations, warranties and indemnities provided by Seller under this Agreement, Buyer has been advised by and has relied solely on its own expertise and legal, tax, reservoir engineering, environmental and other professional counsel concerning this transaction, the Subject Property and value thereof.
     (d) Physical and Environmental Matters. As of Closing, Buyer acknowledges that it has been provided the opportunity to conduct certain independent visual inspections of the Subject Properties, as well as an inspection of the public records and Seller’s files that were provided or made available to Buyer for the purpose of detecting the presence of any environmentally hazardous substance or contamination, including petroleum, and the presence and concentration of naturally-occurring radioactive materials. As a result of such inspection (or opportunity to conduct same) and the representations, warranties and indemnities provided by Seller under this Agreement, Buyer will have satisfied itself as of Closing as to the physical condition and environmental condition of the property, both surface and subsurface. Buyer acknowledges that, except as set forth in this Agreement, no representations have been made by Seller regarding environmental conditions or physical conditions, past or present.
     (e) Brokers. Buyer has incurred no obligation or liability, contingent or otherwise for brokers’ or finders’ fees with respect to this transaction for which Seller shall have any obligation or liability.

     6. Title Matters.
     (a) Examination of Files and Records. Upon execution of and pursuant to the terms of this Agreement, Buyer shall have the right to conduct its investigation of the status of title to the Subject Properties. Seller will make available to Buyer its existing Lease, Well, Unit and title files, production records, Easements, Contracts, division orders and other information, to the extent not subject to confidentiality agreements (provided Seller could not reasonably be granted access through an exception under such confidentiality agreements), available in Seller’s files relating to the Subject Property (collectively “Data”). Existing abstracts and title opinions will not be updated by Seller. Upon reasonable advanced notice from Buyer, all such Data shall be made available at Seller’s office during normal working hours. Seller will also permit Buyer to examine and copy at Buyer’s expense such Data. If Closing does not occur, Buyer shall promptly return all such Data and other materials provided by Seller to Buyer hereunder.
     (b) Notice of Title Defect. Buyer will review title to the Subject Property prior to Closing and notify Seller in writing of any Title Defect (defined below) it discovers as soon as reasonably practicable after its discovery, but in no event less than three (3) business days prior to the Closing Date. Any notice provided hereunder shall include appropriate evidence to substantiate Buyer’s position, including a description of the Title Defect, the basis for the Title Defect, the portion of the Lease or other part of the Subject Property affected by the Title Defect, the Title Defect Amount (as defined below) by which Buyer believes the value of the Subject Property has been reduced because of the Title Defect and the computations and information upon which Buyer’s belief is based. Buyer will be deemed to have conclusively waived any Title Defect about which it fails to notify Seller in writing within the applicable period specified in the preceding sentence except as otherwise provided herein and except for the special warranty of title provided in the Assignment.
     (c) Procedure. If Buyer properly notifies Seller of a Title Defect, Buyer and Seller shall promptly meet and, in good faith, negotiate in an effort to agree upon the validity of each claimed Title Defect and the resolution of such claimed Title Defects. Absent an agreement on the claimed Title Defect before Closing, Buyer shall have the option to either (i) waive the Title Defect and proceed to Closing, or (ii) request that Seller cure the Title Defect, but Seller shall have no obligation to cure any Title Defect. If Seller elects not to cure a Title Defect, Seller shall, at its sole option before Closing, either (i) reduce the Purchase Price to account for such Title Defect by the Title Defect Amount (as mutually agreed or estimated by Buyer pursuant to Section 6(h)), but not to exceed the Allocated Value (as defined below) of the affected Subject Property and convey such affected Subject Property to Buyer at Closing or (ii) retain title to the affected Subject Property and decrease the Purchase Price by an amount equal to the Allocated Value of the affected Subject Property. If Seller elects before Closing to attempt to cure the Title Defect, Seller will have ninety (90) days following the Closing Date to attempt to cure the Title Defect. With respect to a Title Defect that Seller is unable to cure or refuses to cure within such ninety (90) day period following the Closing Date, Buyer shall elect, at its sole option, (i) to have a downward adjustment to the Purchase Price to account for such Title Defect equal to the Title Defect Amount, but not to exceed the Allocated Value of the affected Subject Property and retain title to the affected Subject Property assigned at Closing, or (ii) to have Seller refund to Buyer the Allocated Value of the affected Subject Property (net of any Title Defect Amount withheld at Closing) and to immediately reassign the affected Subject Property to Seller if such property was previously conveyed to Buyer.
     (d) Definition of Title Defect. For purposes of this Agreement, the term “Title Defect” shall mean any single matter in excess of Twenty Five Thousand dollars ($25,000.00), positive or negative, that would cause the title to the Subject Property to fail to qualify as Good and Defensible Title (defined below) or which would otherwise reduce the net revenue interest (and/or royalty or overriding royalty interest of Sellers) or for undeveloped interests, the net leasehold or mineral acres, to be conveyed to Buyer as set forth in Exhibit “B”. As used herein, the term “Good and Defensible Title” shall mean, as to each of the Subject Properties, title to the Subject Properties by virtue of which Seller can successfully defend against a claim to the contrary made by a third party, based upon industry standards in the acquisition of oil and gas properties, and in the exercise of reasonable judgment and in good faith, such that (i) Seller (and upon Closing, Buyer), by virtue of its ownership interests in the Leases or Lands described in Exhibit “A”, or Exhibit “A-1” is entitled to receive a fractional decimal interest of not less than the net revenue interest (or “NRI”) (and/or royalty (“RI”) or overriding royalty interest(“ORRI”)) set forth in Exhibit “B”, for the Subject Properties without reduction, suspension, or termination throughout the productive life of each such Subject Property (the “Net Revenue Interest); (ii) Seller is obligated to bear (and after Closing shall obligate Buyer to bear) a fractional decimal interest of not more than the working interest or (“WI”) set forth on Exhibit “B” of the costs and expenses related to the maintenance, development, drilling, equipping, testing, completing, sidetracking, reworking and operation of each Subject Property which are set forth on Exhibit “B” without increase throughout the productive life of each Subject Property (the “Working Interest”); (iii) with respect to the Lands set forth in Exhibit “B-1”, the Subject Properties do not cover less than the net leasehold or mineral acres set forth for such lands on Exhibit “B-1”, and (iv) the Subject Properties are subject to no liens, encumbrances, obligations or defects except those which are Permitted Encumbrances. With respect to the lands set forth on Exhibit “B-1”, the Working Interests and Net Revenue Interests of Seller for purposes of Good and Defensible Title to such lands are the Working Interest or Net Revenue Interest set forth on Exhibit “B-1”. For purposes of this Agreement all references to Exhibit “B” shall be deemed to include a reference to Exhibit “B-1”.
     As used herein, the term “Permitted Encumbrances” shall mean:
(1) Lessors’ royalties, overriding royalties, payments out of production, reversionary interests and other burdens affecting Seller’s Net Revenue Interest if the net cumulative effect of such burdens does not operate to (i) reduce the Net Revenue Interest or net acres of Seller in any Subject Property to less than the Net Revenue Interest or net acres for such Subject Property as set forth in Exhibit “B”; or (ii) increase the Working Interest of Seller in any such Subject Property to greater than the Working Interest therefor as set forth in Exhibit “B” (unless Seller’s Net Revenue Interest therein is increased in the same proportion);

(2) Preferential rights to purchase and required third party consents to assignments and similar agreements with respect to which (i) waivers or consents are obtained from the appropriate parties prior to Closing; or (ii) the appropriate time period for asserting such rights has expired without an exercise of such rights;
(3) All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained subsequent to such sale or conveyance;
(4) Non-consent penalties applied against the interest of Seller arising under applicable operating agreements scheduled on Exhibit “C” (including non-consent balances) and taken into account in the calculation of the interests shown on Exhibit “B”;
(5) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations which do not interfere with or detract from the operations, value or use of the Subject Properties by Buyer;
(6) Such Title Defects as Buyer has waived or released or is deemed to have waived pursuant to the terms of this Agreement;
(7) The terms and conditions of all Leases and Contracts to the extent listed on Exhibit “A” or Exhibit “C”, provided the same do not result in a decrease in the Net Revenue Interest or net acres or an increase of the Working Interest in any of the Properties (unless Seller’s Net Revenue Interest therein is increased in the same proportion) as set forth on Exhibit “B” and that do not interfere with or detract from the operations, value or use of the Subject Properties by Buyer;
(8) Rights of reassignment, to the extent any exist as of the date of this Agreement, upon the surrender or expiration of any lease;
(9) Liens for taxes or assessments not yet due or not yet delinquent; and
(10) Liens, if any, released at Closing in a form acceptable to Buyer.
     (e) Definition of Allocated Value. The term “Allocated Value” shall be the value agreed upon by the Parties for the Subject Property as set forth in Exhibit “B”.
     (f) Definition of Title Defect Amount. The “Title Defect Amount” resulting from a Title Defect shall be determined as follows:
     (i) if Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;
     (ii) if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Subject Property affected by the Title Defect;
     (iii) if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Subject Property and (B) the Net Revenue Interest stated on Exhibit “B”, or a discrepancy between (A) the net leasehold or mineral acres for any Subject Property and (B) the net leasehold or mineral acres stated on Exhibit “B” then the Title Defect Amount shall be the product of the Allocated Value of such Subject Property affected by the Title Defect multiplied by a fraction, the numerator of which is the Net Revenue Interest (or net acres) decrease and the denominator of which is the Net Revenue Interest (or net acres) stated on Exhibit “B” (as applicable); and
     (iv) if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to a Subject Property of a type not described above, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the affected Subject Property, the portion of the Subject Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Subject Property, the values placed upon the Title Defect by Buyer and Seller and such other factors as are necessary to make a proper evaluation, but shall not exceed the Allocated Value of the affected Subject Property.
     (g) Increase in Net Revenue Interest/Decrease in Working Interest. Should Buyer and Seller determine after the execution hereof and on or prior to the date that is three business days before Closing that Seller’s Net Revenue Interest or net leasehold or mineral acres in a Subject Property is greater than as shown on Exhibit “B” or that Seller’s Working Interest in a Subject Property is less (without a corresponding decrease in Net Revenue Interest) than as shown on Exhibit “A” or Exhibit “B” and such change exceeds the threshold amount in Section 6(d) (a “Title Benefit”), Buyer and Seller agree to adjust the Purchase Price upward to reflect such change(s) in interest (such upward adjustment being equal to the product of the net increase in Net Revenue Interest (or net acres) or net decrease in Working Interest multiplied by the Allocated Value of the affected Subject Property) and Seller shall correct such Exhibit “A” or Exhibit “B” and convey such interests to Buyer, provided that the aggregate amount of any and all upward adjustments to the Purchase Price on account of a Title Benefit with respect to the Subject Properties shall not exceed the aggregate Title Defect Amounts for the Subject Properties by an amount greater than two percent (2%) of the Purchase Price. Any disagreement between Buyer and Seller as to an adjustment to the Purchase Price made under this Section 6(g) shall be resolved by the Title Arbitrator (as defined below) in accordance with Section 6(h); provided that for purposes of Closing, Buyer’s good faith estimate of the amount of the adjustment shall be used for purposes of the Closing Settlement Statement (as defined below) under Section 10(a).
     (h) Title Arbitration. If Seller and Buyer are unable to agree before Closing on the existence or extent of a claimed Title Defect or the Title Defect Amount of a Title Defect, or on whether a Title Defect was properly claimed under Section 6(b), then, subject to Seller’s right before Closing to elect to retain a Subject Property affected by a Title Defect under Section 6(c), Buyer’s good faith estimate of each Title Defect and Title Defect Amount shall be used for purposes of calculating the downward adjustments to the Purchase Price made in the Closing Settlement Statement under Section 10(a), and the Title Defects and Title Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 6(h). Likewise, if Seller has provided notice prior to the Closing Date of Seller’s intent to attempt to cure a Title Defect and by the end of the applicable cure period, Seller and Buyer have been unable to agree upon whether such Title Defect has been cured, or Seller has failed to cure any Title Defects which it provided notice that it would attempt to cure and Seller and Buyer have been unable to agree on the Title Defect Amounts for such Title Defects, then the cure and/or Title Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 6(h). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles in the State of Montana as selected by mutual agreement of Buyer and Seller within fifteen (15) days after the end of the cure period described in Section 6(c) (or such other time as mutually agreed). Absent such agreement on the selection of the arbitrator, the arbitrator shall be selected by the Denver, Colorado office of the American Arbitration Association (the “Title Arbitrator”). The arbitration proceeding shall be held in Denver, Colorado and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the terms set forth in this Section 6(h) and Sections 6(b), 6(c), 6(d), 6(e), 6(f) and 6(g) and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested third parties to advise the arbitrator, including without limitation petroleum engineers. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects and Title Defect Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Title Arbitrator.
     7. Environmental Matters.
     (a) Inspection. Prior to Closing and upon reasonable prior notice to Seller, Buyer will have access to and the opportunity to inspect the Subject Property for all purposes, including without limitation, for the purposes of detecting the presence of hazardous or toxic substances, pollutants or other contaminants, environmental hazards, naturally occurring radioactive materials (NORM), produced water, air emissions, contamination of the surface and subsurface and any other Environmental Defect (defined below). Prior to the Closing and subject to the provisions of this Section, Buyer will have satisfied itself as to the physical and environmental surface and subsurface condition of the Subject Property and method of operation and, except as set forth herein, in the Assignment and in Seller’s representations, warranties or indemnities, to accept an assignment of the Subject Property at Closing on an “AS IS, WHERE IS” basis, “WITH ALL FAULTS”.
     (b) Notice of Environmental Defect. Buyer will notify Seller in writing of any Environmental Defect (defined below) it discovers as soon as reasonably practicable after its discovery, but in no event less than three (3) business days prior to the Closing Date. Any notice provided hereunder shall include appropriate evidence to substantiate Buyer’s position, including a description of the Environmental Defect, the Environmental Law applicable to the Environmental Defect and Buyer’s basis for believing that Seller is in violation of such Environmental Law, the portion of the Lease or other part of the Subject Property affected by the Environmental Defect, the amount by which Buyer believes the value of the Subject Property has been reduced because of the Environmental Defect and the evidence, computations and information upon which Buyer’s belief is based. Buyer will be deemed to have conclusively waived any Environmental Defect of which it has actual knowledge on or before three (3) business days before Closing and about which it fails to notify Seller in writing within the applicable period specified in this paragraph, provided that such waiver shall not affect and Buyer shall not be deemed to have waived (i) Buyer’s rights with respect to Seller’s representations and warranties and its right to indemnification under Section 15(a), or (ii) the right to assert Environmental Defects or claim indemnity for any Environmental Defect Amounts relating to or attributable to any salt water disposal systems located on or used in connection with the Lands or any condition resulting from or caused by such systems or any leaks from such systems that are attributable to the period of time prior to the Closing Date.
     (c) Procedure. If Buyer properly notifies Seller of an Environmental Defect, Buyer shall have the option to either (i) waive the Environmental Defect and proceed to Closing, or (ii) request that Seller cure the Environmental Defect, but Seller shall have no obligation to cure any Environmental Defect. If Seller elects not to cure an Environmental Defect, Seller shall, at its sole option before Closing, either (i) reduce the Purchase Price to account for such Environmental Defect by the Environmental Defect Amount (as mutually agreed or estimated by Buyer pursuant to Section 7(f)) and convey such affected Subject Property to Buyer or (ii) retain title to the affected Subject Property and decrease the Purchase Price by an amount equal to the Allocated Value of the affected Subject Property. If Seller elects before Closing to attempt to cure the Environmental Defect, Seller will have ninety (90) days following the Closing Date to attempt to cure the Environmental Defect. With respect to an Environmental Defect that Seller is unable to cure or refuses to cure within such ninety (90) day period following the Closing Date, Buyer shall elect, at its sole option, (i) to have a downward adjustment to the Purchase Price to account for such Environmental Defect equal to the Environmental Defect Amount and retain title to the affected Subject Property assigned at Closing, or (ii) to have Seller refund to Buyer the Allocated Value of the affected Subject Property (net of any Environmental Defect Amount withheld at Closing) and to immediately reassign the affected Subject Property to Seller if such property had been previously assigned to Buyer.

     (d) Definition of Environmental Defect and Environmental Defect Amount. As used herein, an “Environmental Defect” shall mean a condition affecting a Subject Property that is a violation of Environmental Law or that requires remediation (whether currently or solely with the passage of time) under Environmental Law and which would cost, on an individual basis, in excess of twenty thousand dollars ($20,000.00) to remediate or, in the aggregate for all Subject Properties, in excess of Two Hundred Sixty Thousand dollars ($260,000.00) to remediate. As used herein, “Environmental Defect Amount” shall mean the cost or amount required to reasonably address an Environmental Defect in accordance with Environmental Laws and otherwise cure such Environmental Defect and bring the Subject Property affected by such Environmental Defect into compliance with Environmental Laws.
     (e) Definition of Environmental Laws. As used herein, the term “Environmental Laws” shall mean any and all federal, state and local statutes, regulations, rules, orders, ordinances or permits of any governmental authority pertaining to health, the environment, wildlife and natural resources in effect in any and all jurisdictions in which the Subject Property is located, including without limitation, the Clean Air Act, as amended, and the Federal Water Pollution Control Act, as amended, the Oil Pollution Act of 1990 (“OPA90”), as amended, the Rivers and Harbors Act of 1899, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), as amended, the Superfund Amendments and Reauthorization Act of 1986 (“SARA”), as amended, the Resource Conservation and Recovery Act (“RCRA”), as amended, the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act (“OSHA”), as amended, and the Hazardous Materials Transportation Act, as amended.
     (f) Environmental Arbitration. If Seller and Buyer are unable to agree before Closing on the existence or extent of a claimed Environmental Defect or the Environmental Defect Amount of an Environmental Defect, or on whether an Environmental Defect was properly claimed under Section 7(b), then, subject to Seller’s right before Closing to elect to retain a Subject Property affected by an Environmental Defect under Section 7(c), Buyer’s good faith estimate of each Environmental Defect and Environmental Defect Amount shall be used for purposes of calculating the downward adjustments to the Purchase Price made in the Closing Settlement Statement under Section 10(a), and the Environmental Defects and Environmental Defect Amounts in dispute shall be exclusively and finally resolved by the Environmental Expert (as defined below) pursuant to this Section 7(f). Likewise, if Seller has provided notice prior to the Closing Date of Seller’s intent to attempt to cure an Environmental Defect and by the end of the applicable cure period, Seller and Buyer have been unable to agree upon whether such Environmental Defect has been cured, or Seller has failed to cure any Environmental Defects which it provided notice that it would attempt to cure and Seller and Buyer have been unable to agree on the Environmental Defect Amounts for such Environmental Defects, then the cure and/or Environmental Defect Amounts in dispute shall be exclusively and finally resolved by the Environmental Expert pursuant to this Section 7(f). The “Environmental Expert” shall be a reputable environmental consulting or engineering firm approved in writing by Seller and Buyer fifteen (15) days after the end of the cure period described in Section 7(c) (or such other time as mutually agreed), which firm shall have at least ten (10) years’ experience in performing or supervising environmental assessments on oil and gas properties in Montana. Absent such agreement on the selection of the Environmental Expert, the Environmental Expert shall be selected by the Denver, Colorado office of the American Arbitration Association. After selection of the Environmental Expert, the Parties shall promptly submit the matters in dispute and all relevant materials to the Environmental Expert, whose determination shall be made within twenty (20) days (or if not possible, as soon as possible thereafter) after such submission and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Environmental Expert shall be bound by the terms set forth in this Section 7(f) and Sections 7(b), 7(c), 7(d) and 7(e) and may consider such other matters as in the opinion of the Environmental Expert are necessary or helpful to make a proper determination. Additionally, the Environmental Expert may consult with and engage disinterested third parties to advise the Environmental Expert. Notwithstanding the foregoing, the Environmental Expert shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects and Environmental Defect Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Environmental Expert.
     8. Covenants.
     (a) Operations. Until Closing, Seller shall do the following:
     (i) Operate the Subject Property in a good and workmanlike manner and in substantially the same manner as it previously operated the Subject Property;
     (ii) Maintain insurance now in force with respect to the Subject Property;
     (iii) Notify Buyer of any claim or demand which might materially adversely affect title to or operation of the Subject Property;
     (iv) Pay costs and expenses attributable to the Subject Property as they become due;
     (v) Use best efforts to maintain in full force and effect all Leases; and
     (vi) Maintain all material Governmental Authorizations affecting the Subject Property.
     (b) Negative Covenants. Until Closing, Seller shall not do any of the following with regard to the Subject Property without first notifying Buyer:
     (i) Abandon any Well unless required to by a regulatory agency;

     (ii) Release all or any portion of a Lease, Contract or Easement;
     (iii) Commence or consent to an operation or series of related operations if the estimated cost of the operation(s) exceeds twenty-five thousand dollars ($25,000) net to Seller’s interest except for those operations for which Buyer provides its consent;
     (iv) Create a lien, security interest or other encumbrance on the Subject Property;
     (v) Remove or dispose of any of the Subject Property except for sales and dispositions of oil, gas and other hydrocarbon production and Equipment made in the ordinary course of business consistent with past practices;
     (vi) Amend a Lease, Contract or Easement or enter into any new contracts affecting the Subject Property;
     (vii) Waive, compromise or settle any claim that would materially affect ownership, operation or value of any of the Subject Property exceeding ten thousand dollars ($10,000) net to Seller’s interest; or
     (viii) Commit to do any of the foregoing.
     (c) Governmental Approvals. At Closing, Buyer shall have obtained all required local, federal governmental and/or agency permissions, approvals, permits, bonds and consents, as may be required for Buyer to own or operate the Subject Property after Closing, except to the extent the foregoing are customarily obtained after Closing.
     (d) Bonding. On or before Closing, Buyer shall have obtained and posted appropriate plugging and operator’s bonds with all governmental agencies having jurisdiction over the Subject Properties or Buyer.
     (e) Governmental Filings. Seller and Buyer shall in a timely manner (a) make all required filings, if any, with and prepare applications to and conduct negotiations with, each governmental agency as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.
     (f) Change of Operator. Seller will assist Buyer in its efforts to succeed Seller as operator of any Properties included in the Subject Property. Buyer shall, with Seller’s reasonable cooperation, following Closing, file all appropriate forms, permit transfers and declarations or bonds with federal and state agencies relative to its assumption of operatorship. For all Properties operated by Seller for which Buyer is elected the successor operator, Seller shall execute and deliver to Buyer and Buyer shall promptly file the applicable forms transferring operatorship of such Properties to Buyer.

     (g) Taxes. Subject to the provisions of Section 10(d), Seller shall be responsible for all taxes related to the Subject Property that are attributable to any period of time at or prior to Effective Date. In addition, Seller shall be liable for income taxes arising as a result of the gain recognized on the transfer of the Subject Property. Buyer shall be responsible for all taxes related to the Subject Property that are attributable to any period of time after the Effective Date (excluding income, franchise and similar taxes). Regardless of which party is responsible, Seller shall handle payment to the appropriate governmental body of all taxes with respect to the Subject Property which are required to be paid prior to Closing (and shall file all Tax Returns with respect to such taxes). Seller shall deliver to Buyer within (30) days of filing copies of all Tax Returns filed by Seller after the Closing Date relating to the Subject Property and any supporting documentation provided by Seller to taxing authorities. After Closing, upon receipt of an invoice for taxes for 2010 related to the Subject Property, Buyer shall forward a copy of same to Seller and Seller shall be responsible for prompt payment to Seller of its proportionate share of such taxes as provided in this paragraph. In the event Seller receives such tax invoice or statement, Seller shall promptly forward such statement to Buyer after Closing and Seller shall simultaneously deliver its proportionate share of the taxes to be paid thereunder to Buyer as determined pursuant to this paragraph, which in no event shall be later than the date on which such taxes are due and payable.
     (h) Suspended Proceeds. Seller shall transfer and pay to Buyer (as a post closing adjustment to the Purchase Price) all monies representing the value or proceeds of production removed or sold from the Subject Property and held by Seller at the time of the Closing for accounts from which payment has been suspended, such monies, net of applicable rights of set off or recoupment, being hereinafter called “Suspended Proceeds”. Buyer shall be solely responsible for the proper distribution of such Suspended Proceeds (to the extent paid or credited to Buyer by Seller) to the party or parties which or who are entitled to receive payment of the same. At Closing, Seller shall provide to Buyer the list of interest owners and corresponding amounts of Suspended Proceeds attributable thereto.
     (i) Non-Compete. Seller shall not, directly or indirectly, acquire, (and shall ensure that, except as set forth herein, its Affiliates, and the respective members, partners, employees, officers and directors of Seller and such Affiliates do not acquire, directly or indirectly) in any capacity for a period of two (2) years following the Closing Date, any interest in any Restricted Opportunity (whether alone or as a partner, joint venturer, or equity interest holder of, or lender to, any person or business acquiring such interest). As used herein:
     (i) “Restricted Opportunity” means any opportunity for (including an opportunity to finance) the leasing, acquisition, exploration, development, production, gathering or any combination of the foregoing, of oil, gas or other hydrocarbons in the Restricted Lands, provided that “Restricted Opportunity” shall not include any opportunity for the marketing of oil, gas or other hydrocarbons.

     (ii) “Restricted Lands” means any and all Lands lying within (i) Township 26N, Range 58E in Richland County, Montana or (ii) Sections 1, 2, 3, 4, 9, 10, 11, 12, 13, 14, 15, 16, 21, 22, 23, 24, 25, 26, 27, 28, 33, 34, 35, or 36 of Township 26N, Range 57E, Richland County, Montana.
     (iii) “Affiliate” means, when used with respect to any Person (as hereinafter defined), any individual, corporation, partnership, joint venture, trust, limited liability company, limited liability limited partnership, unincorporated organization or other entity (each, a “Person”) which is directly or indirectly controlled by, controlling or under common control with such Person. For purposes of this definition, “control” means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person, whether through ownership of voting securities, by contract, or otherwise.
Nothing herein shall prevent a Selling Party or its Affiliates from (a) the sale or purchase or marketing of severed Hydrocarbons, (b) acquiring oil and gas leases or other mineral interest as part of a single transaction or series of related transactions, where the interests acquired in such transaction that would otherwise constitute a Restricted Opportunity under this Agreement (i) represent in the aggregate less than five percent (5%) of (x) the value of all the assets acquired in such transaction and (y) the aggregate amount of net acres acquired in such transaction, or (c) owning, or engaging in leasing or conveying activities relating to, mineral fee interests owned by Selling Parties that are not being conveyed hereunder (collectively, the “Reserved Interests”).
     (j) Seismic Data. The Parties acknowledge that the Records shall include all of Seller’s right, title and interest in and to any seismic, geological or geophysical data relating to the Leases or Lands (“Seismic Data”). To facilitate the transfer of any Seismic Data to Buyer pursuant to this Section, Seller shall execute, to the extent requested by Buyer, a separate assignment and conveyance of the Seismic Data to Buyer or similar instrument in the form and substance approved by Buyer. If any portion of the Seismic Data covered by the Contracts cannot be transferred to Seller or requires the payment of a fee for such transfer, the cash portion of the Purchase Price shall be adjusted downward by the pro rata value of the Seismic Data that cannot be so transferred based on the value allocated thereto in Exhibit “B”.
     9. Closing Conditions.
     (a) Seller Closing Conditions. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:
     (i) Representations. The representations and warranties of Buyer set forth in Section 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

     (ii) Performance. Buyer shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;
     (iii) Pending Litigation. No suit, action or other proceeding by a third party (including any governmental body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any governmental body; and
     (iv) Title Defects and Environmental Defects. The sum of (i) Title Defect Amounts for Title Defects (including casualty losses treated as Title Defects pursuant to this Agreement) claimed pursuant to Section 6, plus (ii) Environmental Defect Amounts for Environmental Defects claimed pursuant to Section 7, shall not exceed an amount equal to fifteen percent (15%) of the Purchase Price.
     (b) Buyer Closing Conditions. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject, at the option of Buyer, to the satisfaction on or prior to Closing of each of the following conditions:
     (i) Representations. The representations and warranties of Seller set forth in Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);
     (ii) Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;
     (iii) Pending Litigation. No suit, action or other proceeding by a third party (including any governmental body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any governmental body; and
     (iv) Title Defects and Environmental Defects. The sum of (i) Title Defect Amounts for Title Defects (including casualty losses treated as Title Defects pursuant to this Agreement) claimed pursuant to Section 6, plus (ii) Environmental Defect Amounts for Environmental Defects claimed pursuant to Section 7, shall not exceed an amount equal to fifteen percent (15%) of the Purchase Price.
     10. Closing. The Closing shall be held at Seller’s Broker’s office, Meagher Energy Advisors, 16 Inverness Place E., Bldg. B, Englewood, CO 80112-5615, or such other place as the Parties shall mutually agree. Seller shall provide Buyer a “Preliminary Closing Settlement Statement” two (2) business days prior to Closing respecting adjustments to the Purchase Price (provided Seller shall use the good faith estimates of Title Defect Amounts, Title Benefits and

Environmental Defect Amounts provided by Buyer under Sections 6(g), 6(h) and 7(f)). At the Closing, the following shall occur:
     (a) Buyer and Seller shall agree upon a “Closing Settlement Statement,” which shall include adjustments to the Purchase Price, which are known as of the Closing Date, as follows, provided that such adjustments shall be calculated without duplication:
     (i) An upward adjustment equal to the estimated amount to be received by Buyer, including any applicable bonuses, for Seller’s interest in the quantity of saleable oil Hydrocarbons in storage on the Effective Date, measured at the fill line at the bottom of the tank metering outlet, at 7:00 a.m. local time on the Effective Date (provided that if gauge reports are not available, volumes of oil shall be determined by reference to reasonable interpolative procedures, including reference to applicable run tickets), net of all applicable Taxes and net of any charges attributable to such oil that are deducted under the applicable Contract by the purchaser before remitting payment, which estimated amount shall be corrected in the Final Settlement Statement to the actual amount received by Buyer; provided, however, that the adjustment contemplated by this subsection shall be made only to the extent that Seller does not receive and retain the proceeds, or portion thereof, attributable to the crude oil in the storage tanks that was produced from or credited to the Subject Property prior to the Effective Date;
     (ii) An upward adjustment equal to the amount of all Property Expenses attributable to the Properties or Equipment for the period from the Effective Date to the Closing Date that are paid by Seller, except any Property Expenses already deducted under Section 10(a)(iv) (for the purposes of this Agreement, the term “Property Expenses” shall mean all capital expenses, joint interest billings, prepaid insurance, lease operating expenses, lease rentals (but not prepaid rentals or bonuses), maintenance costs, royalties, property, severance, ad valorem and other taxes assessed against the Subject Property (as apportioned pursuant to the other provisions of this Agreement) and shut-in payments, drilling expenses, workover expenses, geological, geophysical and any other exploration, operation production and development expenditures chargeable to the joint account under applicable operating agreements, or absent an applicable operating agreement, consistent with the standards established by the Council of Petroleum Accountant Societies of North America);
     (iii) An upward adjustment equal to the product of one thousand two hundred dollars ($1,200.00) per month per active well for reimbursement of the Seller’s cost of field supervision and pumper’s compensation, prorated from the Effective Date to the Closing Date, except to the extent already accounted for in Section 10(a)(ii);
     (iv) A downward adjustment equal to the proceeds received by Seller for the sale or other disposition of produced natural gas and crude oil from the Subject Property (net of all taxes, royalties and other burdens for which Seller was not reimbursed), for the period from the Effective Date to the Closing Date; and

     (v) A downward adjustment in connection with Title Defects or Environmental Defects equal to the amounts determined under Section 6 and Section 7.
     (b) The Parties shall make corresponding adjustments to the Purchase Price with respect to the Bowman Interests in the same manner such adjustments are made with respect to the Subject Interests under Sections 10(a)(i)-(iv), provided that, solely for purposes of making such adjustments under this paragraph, “Seller” under Section 10(a) shall be deemed to refer to Buyer, and “Buyer” shall be deemed to refer to Seller. The adjustments made under this paragraph shall be reflected in the Closing Settlement Statement.
     (c) Seller shall execute, acknowledge and deliver the following:
     (i) an Assignment, Conveyance and Bill of Sale containing a special warranty of title, the form of which is attached hereto as Exhibit “D” (the “Assignment”) and an Assignment and Bill of Sale containing a special warranty of title, the form of which is attached hereto as Exhibit “D-2” (the “Bill of Sale”);
     (ii) counterpart assignments of operating rights and of record title to the Leases on officially approved forms to satisfy applicable governmental requirements;
     (iii) a Quitclaim Mineral Deed(s) (with special warranty of title) in a mutually satisfactory and recordable form conveying any Fee Mineral Interests described herein, the form of which is attached hereto as Exhibit “D-1”;
     (iv) a separate assignment and conveyance of the Seismic Data or a license therefor in the form and substance approved by Buyer pursuant to Section 8(j); and
     (v) letters-in-lieu of transfer orders, and other instruments conveying title to the Subject Property and the production therefrom to Buyer. Buyer shall record and file the Assignment and Quitclaim Mineral Deed(s) (with special warranty of title) of record in a timely manner.
     (d) Buyer shall deliver the Purchase Price, as adjusted pursuant to this Section 10 and Sections 6 and 7, to Seller by wire transfer. The Final Purchase Price provided for under this Agreement excludes any sales taxes assessed on the sale of property pursuant to this Agreement. If a determination is ever made that a sales tax applies, Buyer shall be liable for such sales tax. Buyer shall also be liable for any applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes (excluding income, franchise and similar taxes) imposed on any transfer of Subject Property pursuant to this Agreement.
     (e) Buyer shall assign to the Bowman Transferees the Bowman Interests using an assignment in substantially the same form as the Assignment.

     (f) The Parties shall execute and deliver any designations of operator and any other instruments necessary to enact the transfer of operations to Buyer.
     (g) Seller shall deliver the Records and Data to Buyer.
     (h) Seller shall deliver exclusive possession of the Subject Property to Buyer.
     (i) The Parties shall execute and deliver all necessary side letter agreements to fulfill the purpose of this Agreement.
     (j) Seller shall deliver to Buyer a certificate duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller that the conditions set forth in Sections 9(b)(i) and 9(b)(ii) have been fulfilled.
     (k) Buyer shall deliver to Seller a certificate duly executed by an authorized officer of Buyer, dated as of Closing, certifying on behalf of Buyer that the conditions set forth in Sections 9(a)(i) and 9(a)(ii) have been fulfilled.
     (l) Seller shall deliver to Buyer a ratification in form and substance reasonably satisfactory to Buyer executed by Carrell Enterprises, Inc. ratifying the terms and provisions of this Agreement, the Assignment, the Assignment and Bill of Sale and the Quitclaim Mineral Deeds. Buyer, at its option, may elect at Closing to exclude from this Agreement the interest of Carrell Enterprises, Inc. if such ratification is not delivered, and if so the cash portion of the Purchase Price shall be adjusted downward by the amount of the Allocated Value of the interest of Carrell Enterprises, Inc. in the Subject Properties determined by reference to Section 6(f).
     11. Post-Closing Covenants.
     (a) Final Settlement Statement. Not more than one hundred and twenty (120) days after the Closing, Seller shall prepare and deliver to Buyer, in accordance with this Agreement, a Final Settlement Statement setting forth each adjustment or payment which was not finally determined as of the Closing in the Closing Settlement Statement under Sections 10(a) and 10(b) and showing the calculation of such adjustments. As soon as practicable after receipt of the Final Settlement Statement, Buyer shall deliver to Seller a written report containing any changes which Buyer proposes be made to the Final Settlement Statement. The Parties shall undertake to agree with respect to the amounts due pursuant to such post-Closing adjustments no later than one hundred and fifty (150) days after the Closing. The date upon which such agreement is reached or upon which the final adjusted Purchase Price is otherwise established pursuant to this paragraph (the “Final Purchase Price”) shall be called the “Final Settlement Date”. In the event that the Parties cannot agree on the Final Purchase Price within one hundred and fifty (150) days after the Closing, such determination will be automatically referred to an independent expert of the Parties’ choosing with at least ten (10) years of oil and gas accounting experience for arbitration (the “Independent Expert”). If the Parties are unable to agree upon an Independent Expert, then such Independent Expert shall be selected by the Denver, Colorado office of the American Arbitration Association. The Independent Expert shall conduct the arbitration proceedings in Denver, Colorado in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Independent Expert’s determination shall be made within thirty (30) days after submission of the matters in dispute (or if not possible, as soon as possible thereafter) and shall be final and binding on both Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Independent Expert shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Buyer, as applicable. The Independent Expert shall act as an expert for the limited purpose of determining the specific disputed adjustments to the Purchase Price submitted by either Party and may not award damages or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Independent Expert. In the event that (1) the Final Purchase Price is more than the amount paid to Seller at Closing, Buyer shall pay to Seller in immediately available funds the amount of such difference, or (2) the Final Purchase Price is less than the amount paid to Seller at Closing, Seller shall pay to Buyer in immediately available funds the amount of such difference. Payment by Buyer or Seller shall be made within five business days of the Final Settlement Date.
     (b) Additional Payments Received. After the Final Settlement Date, Seller covenants and agrees that it will hold and promptly transfer and deliver to Buyer, from time to time as and when received by it, any cash, checks with appropriate endorsements (using its reasonable efforts not to convert such checks into cash), or other property that it may receive which properly belongs to Buyer, and will account to Buyer for all such receipts.
     (c) Assumption of Obligations. After the Closing, subject to and without limiting Buyer’s rights under the other provisions of this Agreement, including without limitation with respect to Title Defects under Section 6, Environmental Defects under Section 7, indemnification under Section 15(a), and termination under Section 16, Buyer assumes, will be bound by, and agrees to perform (i) all express and implied covenants and obligations of Seller attributable to periods occurring from and after the Effective Date relating to the Subject Property, whether arising under (1) the Leases, prior assignments of the Leases, the Contracts, the Easements, the Permits or any other contractually-binding arrangements (to the extent such other arrangements are set forth in Exhibit “A” or Exhibit “C”) to which the Subject Property (or any component thereof) may be subject and which will be binding on Buyer and/or the Subject Property (or any component thereof) after the Closing or (2) any applicable laws, ordinances, rules and regulations of any governmental or quasi-governmental authority having jurisdiction over the Subject Property, or (ii) Seller’s proportionate part of the expenses and costs of plugging and abandoning the Wells and restoration of operation sites, all in accordance with the applicable laws, regulations and contractual provisions. Subject to and without limiting Buyer’s rights under the other provisions of this Agreement, including without limitation with respect to Title Defects under Section 6, Environmental Defects under Section 7, indemnification under Section 15(a), and termination under Section 16, after Closing, Buyer shall assume the risk of any change in the condition of the Subject

Property from the Effective Date to the Closing, except to the extent any change of condition is attributable to the willful misconduct or gross negligence of Seller.
     Buyer understands that the Subject Property is subject to all existing (to the extent in force and effect) Contracts relating to the Subject Property. Buyer shall assume and be responsible for all such obligations of Seller accruing on or after the Effective Date under such existing Contracts. Buyer shall assume all rights and duties of the operator of any of the Subject Properties which are operated by Seller and for which Buyer is elected the operator with respect to all duties and obligations of such operator accruing on or after the effective date of the election of Buyer as operator.
     12. Costs and Revenues After Effective Date. Seller shall be responsible for the payment of all costs, liabilities and expenses incurred in the ownership and operation of the Subject Property prior to the Effective Date and not yet paid or satisfied. Buyer shall be responsible for payment (at Closing or thereafter if not reflected on the Preliminary Closing Settlement Statement) of all costs, liabilities and expenses incurred in the ownership and operation of the Subject Property after the Effective Date to the Closing Date. Such costs and expenses shall include any necessary and reasonable expenses incurred by Seller in the operation, protection or maintenance of the Subject Property. All hydrocarbons produced from the Subject Property prior to the Effective Date and all proceeds from the sale thereof, and all other income, proceeds, receipts and credits earned with respect to the Subject Property before the Effective Date, shall be the property of Seller. All hydrocarbons produced after the Effective Date and all other income, proceeds, receipts and credits earned with respect to the Subject Property after the Effective Date shall be the property of Buyer. Seller shall remit production proceeds, if any, received by Seller from sale of hydrocarbons, and all other income, proceeds or receipts belonging to Buyer hereunder, less expenses which Buyer is responsible for paying pursuant to this section, to Buyer immediately upon receipt. To the extent reasonably practicable, adjustments shall be made to the Purchase Price to account for such costs and revenues in the Preliminary Settlement Closing Statement or if not liquidated by such date, in the Final Settlement Statement.
     13. Casualty Loss. If, prior to the Closing Date, any portion of the Subject Property shall be destroyed by fire or other casualty, Buyer shall have the right to treat such affected property as a Title Defect under Section 6 above for which the Title Defect Amount shall equal the amount reasonably required to repair or restore the affected Subject Property. Notwithstanding the foregoing, should the portion of Subject Property affected be material in Buyer’s reasonable opinion, Buyer shall have the right to exclude the affected Subject Property from this Agreement by giving notice thereof to Seller, in which event the Purchase Price shall be reduced by the Allocated Value of the affected Subject Property, or if there is no Allocated Value, both Parties shall negotiate in good faith any adjustment to the Purchase Price to account for the casualty loss.
     14. Independent Investigation and Disclaimer. The express representations of Seller set forth in this Agreement are exclusive and in lieu of any and all other representations. EXCEPT FOR THE EXPRESS REPRESENTATIONS, WARRANTIES AND INDEMNITIES OF SELLER SET FORTH IN THIS AGREEMENT OR THE ASSIGNMENT, SELLER DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY OTHER

REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER, INCLUDING ANY STATEMENTS, REPRESENTATIONS, OPINIONS, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED AS AN ACCOMMODATION TO BUYER BY AN OFFICER, SHAREHOLDER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER, OR ANY ENGINEER OR ENGINEERING FIRM, OR ANY OTHER AGENT, CONSULTANT, OR REPRESENTATIVE. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE ASSIGNMENT, SELLER MAKES ABSOLUTELY NO REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED OR STATUTORY, AS TO (a) TITLE TO ANY OF THE SUBJECT PROPERTY, (b) THE ABILITY OF ANY COMPONENT OF THE SUBJECT PROPERTY TO PRODUCE ANY HYDROCARBONS, (c) THE AMOUNTS, QUALITY OR DELIVERABILITY OF HYDROCARBON RESERVES ATTRIBUTABLE TO THE SUBJECT PROPERTY, OR ANY PART THEREOF, (d) GEOLOGICAL GEOPHYSICAL OR OTHER INTERPRETATION OF ANY ECONOMIC EVALUATION, (e) PRESENT OR FUTURE SALES PRICES, OPERATING COSTS, OR OTHER ECONOMIC FACTORS, OR (f) THE CONDITION OR STATE OF REPAIR OF ANY WELL OR EQUIPMENT RELATING TO THE SUBJECT PROPERTY. SUBJECT TO THE EXPRESS REPRESENTATIONS, WARRANTIES AND INDEMNITIES OF SELLER SET FORTH IN THIS AGREEMENT OR THE ASSIGNMENT, BUYER ACKNOWLEDGES AND AFFIRMS THAT IT HAS EXERCISED ITS RIGHT TO INSPECT THE SUBJECT PROPERTY, AND EACH COMPONENT THEREOF; HAS SATISFIED ITSELF AS TO ITS PHYSICAL AND ENVIRONMENTAL CONDITIONS, BOTH SURFACE AND SUBSURFACE; AND FURTHER THAT BUYER HAS MADE ITS OWN INDEPENDENT INVESTIGATION, ANALYSIS AND EVALUATION OF THE SUBJECT PROPERTY, AND EACH COMPONENT THEREOF (INCLUDING BUYER’S OWN ESTIMATE AND APPRAISAL OF THE EXTENT AND VALUE OF THE PETROLEUM, NATURAL GAS AND OTHER HYDROCARBON RESERVES RESPECTING EACH COMPONENT OF THE SUBJECT PROPERTY). EXCEPT FOR THE EXPRESS REPRESENTATIONS, WARRANTIES AND INDEMNITIES OF SELLER SET FORTH IN THIS AGREEMENT OR THE ASSIGNMENT, THE PERSONAL PROPERTY (SURFACE AND SUBSURFACE) CONVEYED AS PART OF THE SUBJECT PROPERTY ARE SOLD HEREUNDER “WHERE IS, AS IS, WITH ALL FAULTS”, AND WITHOUT ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED OR STATUTORY, REGARDING THE CONDITION OR STATE OF REPAIR OF ANY OF THE EQUIPMENT COMPRISING PART OF THE SUBJECT PROPERTY.
     15. Indemnification.
     (a) By Seller. From and after Closing, except as specifically provided herein, Seller agrees to indemnify and hold harmless Buyer, its Affiliates and each of their officers, directors, employees and agents (“Buyer Indemnitees”), from all claims, losses, costs, liabilities and expenses (including reasonable attorneys’ fees and costs) arising out of or resulting from (i) until the first anniversary of the Closing Date, the ownership or operation of the Subject Property prior to the Closing Date, including without limitation Environmental Defects and Environmental Defect Amounts subject to Sections 15(d) in existence prior to the Closing Date (to the extent not waived by Buyer pursuant to

Section 7(b)), (ii) any breach by Seller of a representation or warranty of Seller under this Agreement, (iii) any breach by Seller of any of its covenants or agreements under this Agreement, (iv) the Excluded Properties (v) the ownership or operation of the Bowman Interests during any time period or (vi) the suits, claims, actions and other proceedings disclosed in Schedule 4(i). The foregoing indemnity shall be limited to an aggregate amount equal to twenty percent (20%) of the Purchase Price, except for indemnification for the following which shall not be subject to such twenty percent (20%) of the Purchase Price limitation: Environmental Defects (and Environmental Defect Amounts), Excluded Properties, the suits, claims, actions and other proceedings disclosed in Schedule 4(i), breaches of Seller’s representations and warranties under Sections 4(a), 4(c), 4(f) and 4(g), Taxes that are the responsibility of Seller under this Agreement, or Subject Properties conveyed by Buyer to Seller pursuant to Section 15(d).
     (b) By Buyer. From and after Closing, except as specifically provided herein, Buyer agrees to indemnify and hold harmless Seller, its Affiliates and each of their officers, directors, employees and agents (“Seller Indemnitees”), from all claims, losses, costs, liabilities and expenses (including reasonable attorneys’ fees and costs) arising out of or resulting from (i) Buyer’s ownership or operation of the Subject Property after the Closing Date, (ii) any breach by Buyer of a representation or warranty of Buyer under this Agreement or (iii) any breach by Buyer of any of its covenants or agreements under this Agreement.
     (c) Procedure. Any claims for indemnification made under this Section 15 shall be made in accordance with and governed by the procedures set forth on Exhibit “E” attached hereto.
     (d) Environmental Defects. If after Closing and prior to the first anniversary date of the Closing, Buyer asserts a claim for indemnity for an Environmental Defect or Environmental Defect Amount that was not waived pursuant to Section 7(b), the following shall apply:
     (i) If the aggregate Environmental Defect Amounts for the Environmental Defects for which Buyer has asserted claims for indemnity hereunder (including the amount of a then current claim being asserted) are less than or equal to four million dollars ($4,000,000.00), then to the extent Buyer is entitled to be indemnified under this Agreement for such Environmental Defects and Environmental Defect Amounts, Seller shall pay such Environmental Defect Amounts to Buyer and Buyer shall perform the work necessary to cure or remedy the Environmental Defects giving rise to such Environmental Defect Amounts.
     (ii) If the aggregate Environmental Defect Amounts for the Environmental Defects for which Buyer has asserted claims for indemnity hereunder (including the amount of a then current claim being asserted) are greater than four million dollars ($4,000,000.00), then to the extent Buyer is entitled to be indemnified under this Agreement for such Environmental Defects and Environmental Defect Amounts, Seller shall have the option, in its sole discretion to either (1) pay Buyer the amount of such Environmental Defect

Amounts in which case Buyer shall perform the work necessary to cure or remedy the Environmental Defects giving rise to such Environmental Defect Amounts, or (2) require Buyer to convey to Seller, effective as of the Effective Date, the portions of the Subject Properties to the extent affected by such Environmental Defect and pay to Buyer the Allocated Values of such Subject Properties (as limited to the affected portions), subject to appropriate adjustments to such Allocated Values as set forth in Section 10(a) for the period from the Effective Date to the date of such conveyance. Such conveyance shall be without representation or warranty except as to lawful claims of persons claiming by, through or under Buyer but not otherwise. If the portion of a Subject Property to be conveyed by Buyer to Seller includes a Lease, Fee Interest or Unit, the conveyance of such portion of the Subject Property by Buyer to Seller pursuant to this Section 15(d)(ii) shall be limited to the wellbore of any Wells located on such portion of the Subject Property as of the Effective Date and to production from the wellbore of such Well attributable to the subsurface intervals (or the stratigraphic equivalent thereof) from which such Well was producing at the Effective Date, and in such case, Buyer shall retain all rights in such Lease, Fee Interest or Unit, including without limitation, as to all other depths and intervals covered by such Subject Property. Further, if the portion of a Subject Property to be conveyed by Buyer to Seller hereunder includes a Lease, Fee Interest or Unit but there was no Well located on the lands covered by such portion as of the Effective Date, the conveyance made hereunder shall be limited to the lands affected by the applicable Environmental Defect(s) giving rise to such conveyance, provided that Buyer shall retain all rights in and to, and the lands covered by, such Lease, Fee Interest and/or Unit, including without limitation all rights of ingress and egress for the purpose of drilling, exploration, operating and developing such lands and interests for oil, gas and other hydrocarbons and storing, handling, transporting and marketing the same. With respect to any Subject Property (or portion thereof) conveyed by Buyer to Seller pursuant to this Section 15(d)(ii), Seller shall indemnify Buyer for all obligations and liabilities relating to such Subject Property or portion as if such Subject Property or portion was an Excluded Property, including from the Environmental Defects and for Environmental Defect Amounts which gave rise to Seller’s election under this Section 15(d).
     16. Termination. Subject to Section 16(a), this Agreement shall be terminated: (i) at any time prior to Closing by the mutual prior written consent of Seller and Buyer; (ii) by Seller or Buyer if Closing has not occurred on or before December 31, 2010 (the “Termination Date”); (iii) by Buyer if any condition set forth in Section 9(b) has not been satisfied or waived at Closing, (iv) by Seller if any condition set forth in Section 9(a) has not been satisfied or waived at Closing or (v) by Seller if the execution and delivery of this Agreement has not been approved by the board of directors of Buyer on or before November 29, 2010; provided, however, that termination under clauses (ii), (iii), (iv), or (v) shall not be effective until the Party electing to terminate has delivered written notice to the other Party of its election to so terminate.
     (a) Effect of Termination. If this Agreement is terminated pursuant to Section 16, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 4(g), 5(e), 17(b), 17(f) and 17(g) which shall continue in full force and effect). Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 16(ii) shall not relieve any Party from liability for any failure to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing.
     (b) Specific Performance. If Seller or Buyer is eligible to terminate this Agreement under Section 16(ii) or (iii) (whether or not Seller or Buyer has claimed prior termination under Section 16(ii), (iii) or (iv)), the other Party has performed or is ready, willing and able to perform all of its agreements and covenants contained herein which are to be performed or observed at or prior to Closing, and Seller or Buyer has failed to perform or observe in any material respects any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, then in lieu of termination of this Agreement, Seller or Buyer shall be entitled to specific performance of this Agreement, it being specifically agreed that monetary damages may not be sufficient to compensate Seller or Buyer.
     17. Miscellaneous.
     (a) Further Assurances. Seller agrees to execute any documents which it has the authority to execute, whether before or after the Closing, to aid Buyer in clearing or perfecting title and ownership to the Subject Property, and assuming duties as operator of Subject Property, and to facilitate the receipt of the proceeds of the sale of the production therefrom and attributable thereto. Buyer shall make any request for execution of such document in writing and shall provide Seller with a copy of the document.
     (b) Entire Agreement. This Agreement, together with the Exhibits and Schedules attached hereto and the Confidentiality Agreement dated October 6, 2010 between Buyer and Seller, shall constitute the complete agreement between the Parties hereto and shall supersede all prior agreements, whether written or oral, and any representations or conversations with respect to the Subject Property.
     (c) Notices. All communications required or permitted under this Agreement shall be in writing and may be provided in person or sent by registered or certified mail (postage prepaid) or facsimile to the address set forth below. Such communication shall be deemed made when actually received. Faxes will be deemed to be received when reflected in the fax confirmation sheet. Either Party may, by written notice to the other, change the address for mailing such notices.

Notices to Seller:	If to Luff and other Selling Parties other than Lario Oil & Gas Company and DEOSH Limited Partnership:
Luff Exploration Company
1580 Lincoln Street, Suite 850
Denver, Colorado 80203
Attn: Kenneth D. Luff
Title: President
Fax No. 303-861-2481

If to Lario Oil & Gas Company:
P.O. Box 29
Denver, Colorado 80201
Attn: Michael W. O’Shaughnessy
Title: President
Fax No. 303-595-4849

If to DEOSH Limited Partnership:
P.O. Box 13408
Denver, Colorado 80201
Attn: Michael W. O’Shaughnessy
Fax No. 303-595-4849

Notices to Buyer:	Oasis Petroleum North America LLC
First City Tower
1001 Fannin, Suite 1500
Houston, Texas 77002
Attn: Taylor Reid, Executive Vice President and Chief Operating Officer
Attn: Nickolas J. Lorentzatos, Senior VP, General Counsel and Corporate Secretary
Fax No.: 281-404-9704
     (d) Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, and their successors and assigns; provided, no assignment by either Party shall be made without the express consent of the other Party and if such consent is granted, no assignment shall relieve such Party of any of its obligations hereunder.
     (e) Counterparts. This Agreement may be executed in any number of counterparts, which taken together shall constitute one instrument and each of which shall be considered an original.
     (f) Law Applicable. This Agreement shall be governed by and construed in accordance with the laws of the State of Montana without the application of principles of conflicts of law that would direct the application of the law of another jurisdiction.

     (g) Incorporation of Exhibits. All exhibits and schedules referred to herein are attached hereto and are made a part hereof by this reference.
     (h) Survival.
     (i) All representations and warranties of Buyer and Seller contained herein shall survive until the first anniversary the Closing Date; provided, however, that the representations and warranties of Seller contained in Sections 4(a), 4(c), 4(f) and 4(g) and the representations and warranties of Buyer in Sections 5(a), 5(b) and 5(e) shall survive until the expiration of the applicable statute of limitations period. The covenants and other agreements of Seller and Buyer set forth in this Agreement shall survive the Closing until fully performed. The affirmations of representations, warranties, covenants and agreements contained in the certificate delivered by each Party hereto at Closing shall survive the Closing as to each representation, warranty covenant and agreement so affirmed for the same period of time that the specific representation, warranty, covenant or agreement survives the Closing pursuant to this Section. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, after which time no claim with respect thereto may be made thereunder by any person or entity, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration or termination date. Notwithstanding any provision hereof or of the Assignment, the Assignment and Bill of Sale or the Quitclaim Mineral Deeds, the terms and provisions of this Agreement shall survive the execution and delivery of such Assignment, Assignment and Bill of Sale and Quitclaim Mineral Deeds and shall remain in force and effect in accordance with the terms of this Agreement.
     (ii) The indemnities in Sections 15(a)(ii), 15(a)(iii), 15(b)(ii) and 15(b)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Party with the obligation of indemnification on or before such termination date. Seller’s indemnity in Section 15(a)(i) shall terminate on the first anniversary of the Closing Date, after which time no claim with respect thereto may be made thereunder, provided that there shall be no termination of any bona fide claim asserted under such indemnity prior to its termination. Buyer’s indemnity in Section 15(b)(i), and Seller’s indemnities in Sections  15(a)(iv), 15(a)(v), 15(a)(vi) and 15(d) (in respect of any Subject Property conveyed by Buyer to Seller pursuant to Section 15(d)) shall survive the Closing without time limit; provided, further, that the foregoing shall in no event constitute a waiver of any applicable statute of limitations.
     (i) Assignment. Neither Party may assign its rights or delegate its duties hereunder except with the prior, written consent of the other Party, provided that nothing herein shall prevent Buyer from selling or transferring any interest in the Subject Property to any other party after Closing.
     (j) Headings. The headings of the articles and sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms and provisions of this Agreement.
     (k) Timing. Time is of the essence in this Agreement.
     (l) Attorneys’ Fees. The prevailing Party in any dispute hereunder shall be entitled to recover its reasonable attorneys’ fees and costs.
     (m) Expenses. All fees, costs and expenses incurred by the Parties in negotiating this Agreement and in consummating the transactions contemplated by this Agreement shall be paid by the Party that incurred such fees, costs and expenses.
     (n) Amendment and Waiver. This Agreement may be altered, amended or waived only by a written agreement executed by the Party to be charged. No waiver of any provision of this Agreement shall be construed as a continuing waiver of the provision.
     (o) Successors and Assigns. This Agreement is binding upon and shall inure to the benefit of the Parties and, except where prohibited, their successors, representatives or assigns.
     (p) Third-Party Beneficiaries. Unless expressly stated to the contrary, no third party is intended to have any rights, benefits or remedies under this Agreement.
     (q) Severance. If any provision of this Agreement is found to be illegal or unenforceable, the other terms of this Agreement shall remain in effect and this Agreement shall be construed as if the illegal or unenforceable provision had not been included.
     (r) Certain Transition Services. Seller and Buyer agree to cooperate with respect to effecting an efficient transition of the operation and accounting for the Subject Properties with respect to the payment of revenues and proceeds of production from the Subject Property for the production months of November and December 2010, joint interest billings for the months of November and December 2010 and the filing of tax statements for the last quarter of 2010.
     (s) Seller’s Representative. Each Selling Party (other than Lario Oil & Gas Company, DEOSH Limited Partnership) hereby appoints and designates, Luff, as its agent and representative, with full power and authority to give and receive notices on behalf of Seller under this Agreement, provide negotiate and agree to the Preliminary Closing Settlement Statement and Closing Settlement Statement, make, receive and settle post Closing claims for indemnity, including without limitation, elections under Section 15(d), and take such other actions which a Selling Party or Seller is entitled to take under this Agreement or any other agreement executed and delivered pursuant to this

Agreement. Buyer is entitled to rely on the designation and authority made herein with respect to such Selling Party, whether rescinded or revoked unless Buyer has received written notice from a Selling Party expressly stating that such designation and authority as to such Selling Party has been rescinded or revoked. The designation and appointment of Seller as representative pursuant hereto shall be coupled with an interest. Luff shall indemnify and hold harmless Buyer from any claims relating to the exercise of the powers hereby granted to Luff by such Selling Parties.
[SIGNATURES ON THE FOLLOWING PAGES]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed below by their duly authorized representatives.

	SELLER		BUYER

LUFF EXPLORATION COMPANY		OASIS PETROLEUM NORTH AMERICA LLC

By:	/s/ Kenneth D. Luff	By:	/s/ Taylor L. Reid

	Name: Kenneth D. Luff		Name: Taylor L. Reid
	Title: President		Title: Executive Vice President and Chief Operating Officer

/s/ Kenneth D. Luff

KENNETH D. LUFF, Trustee of the Kenneth D. Luff Trust Dated December 1, 1992

LARIO OIL & GAS COMPANY

By:	/s/ Michael W. O’Shaughnessy

Name: Michael W. O’Shaughnessy
Title: President

DEOSH LIMITED PARTNERSHIP BY MOMOSH CORPORATION, ITS GENERAL PARTNER

By:	/s/ Michael W. O’Shaughnessy

Name: Michael W. O’Shaughnessy
Title: Vice-President

/s/ Kenneth D. Luff

KENNETH D. LUFF as authorized agent for the Selling Parties listed in Annex I

/s/ Daniel J. O’Shaughnessy

DANIEL J. O’SHAUGHNESSY, Trustee of the Daniel J. O’Shaughnessy Trust Dated August 1, 1990
Signature Page